

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Mr. Howard B. Schiller
Executive Vice President and Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
7150 Mississauga Road
Mississauga Ontario
Canada L5N M8M5

     Re: **Valeant Pharmaceuticals International, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 29, 2012
             File No. 001-14956

Dear Mr. Schiller:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any information you provide in response to a comments, we may have additional comments.

Consolidated Financial Statements

Consolidated Statements of Income (loss), F-6

1. You disclose a gain of $10.9 million during 2011 attributable to acquisition-related contingent consideration. Disclosure in Note 3 to the Consolidated Financial Statements appears to indicate that this gain is comprised of gains of $9.4 million and $13.2 million related to the Biovail merger and PharmaSwiss acquisition, respectively, and a loss of $11.2 million related to the Elidel®/Xerese® acquisition. Please confirm that our understanding of the $10.9 million gain is correct, and, for each of the three components, provide us an analysis of the reasons causing each gain/loss. In addition, provide us a schedule of the timing of recording these amounts during the year and reconcile it to your disclosure on page 57 in MD&A regarding a $20.0 million net fourth quarter gain from changes in the fair value of acquisition-related contingent consideration due primarily to the probability assessment of potential future payments related to the PharmaSwiss, Aton and Elidel®/Xerese® acquisitions. Furthermore, given the significant impact of changes in the fair value of acquisition-related contingent consideration liabilities on your net income and the various

estimates involved in computing these liabilities please tell us what consideration you gave to identifying these liabilities as a critical accounting policy and estimate.

Notes to Consolidated Financial Statements
Inventories, page F-43

2. Although you indicate that the decrease, as reflected in schedule II on page 84, in the allowance for inventory obsolescence in 2011 was primarily due to the write off of obsolete inventory, please tell us why the amount charged to costs and expenses for obsolete inventory decreased by 36% in 2011to $4.1 million from $6.4 million in 2010 as reflected in schedule II when your net inventories increased by 55% and cost of goods sold increased by 73% in 2011. Additionally, please tell us what the $18.8 million in 2010 and $2.7 million in 2011 in the "charged to other accounts" column for the allowance for inventory obsolescence in schedule II represent.

Item 15. Exhibits, Financial Statement Schedules, page 84

3. We note that you made a number of acquisitions in 2011 and that you have filed the agreements underlying your acquisitions of Dermik, Ortho Dermatologics, Elidel/Xerese, Zovirax and PharmaSwiss as exhibits to your filing. However, we note that you have not filed any agreements underlying your acquisitions of iNova and AB Sanitas. As these acquisitions also appear to be material to your business, please file any underlying agreements as exhibits. In the alternative, please provide your analysis as to why the agreements are not material and are not required to be filed as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney at (202) 551-3674 or Brian Pitko, Staff Attorney at (202) 551-3203 with any questions on comment three. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant